For Immediate Release                                               7 April 2009


                                     WPP plc

                        Notification of Trading Statement

WPP will announce its First Quarter Trading Update for the three months ended 31 March 2009 on Tuesday, April 28th 2009.


Contact:
Feona McEwan, WPP       T. +(0)20 7408 2204
www.wpp.com
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